UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 14)*

FRANKLIN ELECTRONIC PUBLISHERS, INC.

(Name of Issuer)

Common Stock, no par value per share

(Title of Class of Securities)

353515-10-9

(CUSIP Number)

Carla Volpe Porter, Esq. Renaissance Technologies Corp. 800 Third Avenue New York, New York 10022	Tel. No.: 212-486-6780

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

OCTOBER 10, 2002

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box ☐ ..

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 353515-10-9
1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON JAMES H. SIMONS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 7	SOLE VOTING POWER 1,205,754
	8 8	SHARED VOTING POWER
	9 9	SOLE DISPOSITIVE POWER 1,205,754
	10 10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,205,754
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.2%
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

This Amendment No. 14 to Schedule 13D relates to shares of common stock ("Shares") of Franklin Electronic Publishers, Inc. (the "Issuer") held by James H. Simons. Except as amended hereby, Schedule 13D as heretofore amended and previously filed on behalf of Dr. Simons is true and correct in all material respects.

Schedule 13D filed on behalf of Dr. Simons is hereby further amended as follows:

Item 3. Source and Amount of Funds or Other Consideration.

See item 4 on the cover page, incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

(a) As of the date hereof, Dr. Simons beneficially owns 1,274,381 Shares. Excluding options (all but 21,429 Shares of which are out-of-the-money), Dr. Simons directly beneficially owns 1,205,754 Shares representing 15.2% of the Shares issued and outstanding.

(b) Dr. Simons has sole voting and dispositive power with respect to 1,205,754 Shares (excluding Shares subject to options as described above).

(c) Pursuant to a put option agreement entered into by Dr. Simons on October 2, 2002 with respect to up to 200,000 Shares (the "Put Option Shares"), a notice of exercise of the put option in whole was delivered by the holder thereof on October 3, 2002, specifying a sale date of October 10, 2002 (the "Sale Date"). A Stock Purchase Agreement with respect to the Option Shares was executed and the Put Option Shares were acquired by Dr. Simons in a private transaction at a price of $1.50 per Share on the Sale Date.

Item 7. Material to be Filed as Exhibits

1. Letter Agreement, dated October 2, 2002, between James H. Simons and Marcy Lewis, including as Exhibit B thereto the form of Stock Purchase Agreement entered into on October 10, 2002 (incorporated herein by reference to Exhibit 7.3 filed with Amendment No. 13 to Schedule 13D of James H. Simons dated September 24, 2002).

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 21, 2002

/s/James H. Simons